October 12, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

Re:	Complete Production Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010,
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
File No. 333-128750

Dear Mr. Schwall:

Set forth below are Complete Production Services, Inc.’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 30, 2011. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Securities and Exchange Commission October 12, 2011 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 18

Our operations are subject to hazards inherent in the oil and gas industry, page 25

1.	Please expand this risk to add any material risks associated with your hydraulic fracturing and fluid handling operations. Such disclosure should address, without limitation, risks such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids, if applicable. You may also, as applicable, cross-reference to any existing disclosures of such risks, such as those discussed on page 16.

Response: We acknowledge the need for additional clarity related to the potential risk associated with hydraulic fracturing and fluid handling operations. We believe that we have addressed this risk factor, to some extent, as disclosed in a separate risk factor on page 20 of our Annual Report on Form 10-K as of December 31, 2010 entitled, “We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment, including climate change. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or governmental regulations could increase our costs of doing business.” However, we will enhance our disclosures to specifically address risks associated with potential underground migration, spillage and mishandling of fluids in our future periodic filings, including our Quarterly Report on Form 10-Q as of September 30, 2011.

We intend to include the following or similar language in our future filings:

“Our hydraulic fracturing and fluid handling operations are subject to a range of applicable federal, state and local laws, including those discussed under the heading “Environmental Matters” in Item 1 of our Annual Report on Form 10-K as of December 31, 2010. Our hydraulic fracturing and fluid handling operations are designed and operated to minimize the risk, if any, of subsurface migration of hydraulic fracturing fluids and spillage or mishandling of hydraulic fracturing fluids, however, a proven case of subsurface migration of hydraulic fracturing fluids or a case of spillage or mishandling of hydraulic fracturing fluids during these activities could potentially subject us to civil and/or criminal liability and the possibility of substantial costs, including environmental remediation, depending on the circumstances of the underground migration, spillage, or mishandling, the nature and scope of the underground migration, spillage, or mishandling, and the applicable laws and regulations.

Securities and Exchange Commission October 12, 2011 Page 3

The practice of hydraulically fracturing formations to stimulate the production of natural gas and oil has come under increased scrutiny, and this increased scrutiny has included allegations of subsurface migration of fracturing fluids and the spillage of fracturing fluids. Importantly, however, the vast majority of those cases have been unsubstantiated, and to our knowledge, few, if any, documented cases of contamination exist. If proven to have happened, however, an incident of contamination could lead to civil/criminal liability and the possibility of substantial costs, including environmental remediation, depending on the nature of any proven damages and the applicable laws and regulations.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Business Combinations and Other Transactions, page 74

2.	We note that your Form 10-K is incorporated by reference into your registration statements on Form S-8. We also note your disclosure stating that you used third party appraisers for services such as determining the fair value of acquired assets and estimating the fair market value of fixed and intangible assets in connection with impairment testing. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Response: The Company acknowledges the Staff’s comment. We have reviewed our disclosures with regard to the use of outside valuation firms and note that, although we reference obtaining the assistance of appraisal firms and valuation consultants, we do not refer to these outside parties as experts, nor do we purport that the assumptions used in determining the fair market value of fixed and intangible assets are those of any party other than the Company’s management. For future presentations in our periodic filings, we will clarify this language used to describe the methodology for determining fair value estimates and remove any references to the use of outside valuation firms to the extent such references could be misleading or would imply that management is relying upon such parties for purposes of recording assets and liabilities at fair value. For example, on page 74, we state “to determine the fair value

Securities and Exchange Commission October 12, 2011 Page 4

of the assets acquired, primarily fixed assets, we generally obtain assistance from an independent appraiser to determine the fair value of the assets acquired based upon the value of comparable assets in the market as of the date of the acquisition.” In future filings, we intend to rephrase this disclosure to state “We determine the fair value of the assets acquired, primarily fixed assets, based upon the value of comparable assets in the market as of the date of the acquisition, taking into consideration the support of a third-party appraiser.”

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – General

C – Discontinued Operations, page 7

3.	We note you sold your Southeast Asian business to MTQ Corporation Limited in July 2011. However, it does not appear that you have classified the amounts related to the disposed business as held for sale. Please tell us how you considered the guidance per FASB ASC 360-10-45-9 in determining the appropriate financial statement presentation at June 30, 2011.

Response: The Company has reviewed the criteria for initial classification of a disposal group as held for sale pursuant to ASC 360-10-45-9. As of June 30, 2011, the balance sheet date, we believe the following criteria had not yet been met: (i) management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), and (ii) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, for the following reasons:

a.	Due to the relatively small size of this disposal transaction, the Company’s delegation of authority permits the Company’s Chief Executive Officer to authorize the sale of this business. Although management engaged an outside broker to evaluate possible scenarios for a sale of the business, such a sale would only occur if favorable financial and other terms were negotiated. The sales price for this transaction, as well as other terms, were being negotiated as of June 30, 2011 and appropriate authorization for the sale was not received until early July 2011.

Securities and Exchange Commission October 12, 2011 Page 5

b.	In conjunction with the forgoing, management could not evaluate whether significant changes to the plan to sale would be made or if the plan would be withdrawn prior to negotiation of a mutually-agreed sales price, as well as other terms.

These criteria were deemed met in early July 2011, after the balance sheet date but before the financial statements were issued or available to be issued. In accordance with ASC 360-10-45-13, we classified the net assets of this disposal group as held and used, and provided the information required by paragraph 205-20-50-1(a) in the Notes to the Consolidated Financial Statements as of June 30, 2011.

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (281) 372-2325 or Scott Shean, of Latham & Watkins LLP, at (714) 755-8152.

Very truly yours,

/s/ Jose A. Bayardo
By: Jose A. Bayardo
Senior Vice President and Chief Financial Officer

Securities and Exchange Commission October 12, 2011 Page 6

cc:	Joseph C. Winkler (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Dewayne Williams (Complete Production Services, Inc.)
R. Scott Shean (Latham & Watkins LLP)
Michael Desormeaux (Grant Thornton LLP)